Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 26, 2021

VIA EDGAR

CONFIDENTIAL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Donald Field
Staff Attorney
Office of Trade & Services

Re:	European Wax Center, Inc.
Registration Statement on Form S-1
Filed July 13, 2021
CIK No. 0001856236

Dear Mr. Field:

On behalf of our client, European Wax Center, Inc., a Delaware corporation (the “Company”), we hereby submit the accompanying changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on July 13, 2021 (File No. 333-257874), relating to the registration of the Company’s Class A common stock, par value $0.00001 per share.  The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, a preliminary midpoint of the price range for the Company’s Class A common stock, certain information previously left blank in the Registration Statement that is derived from such midpoint, such as pro forma financial information, and certain other related changes.

If you have any questions concerning the enclosed pages, please do not hesitate to contact either the undersigned at (212) 373-3055 or David E. Sobel at (212) 373-3226.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond

cc:	Jennifer C. Vanderveldt Gavin M. O’Connor
European Wax Center, Inc.

John C. Kennedy David E. Sobel
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe Ian D. Schuman
Alison A. Haggerty
Latham & Watkins LLP